                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)


                            DISC GRAPHICS, INC.
                           ---------------------
                             (Name of Issuer)


                  Common Stock, par value, $.01 per share
           ----------------------------------------------------
                      (Title of Class of Securities)


                                 254590102
                         ------------------------
                              (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]  Rule 13d-1(b)
[ ]  Rule 13d-(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                              Page 1 of 6 Pages
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                               SCHEDULE 13G

-------------------                          -----------------
CUSIP No. 254590102                          Page 2 of 6 Pages
-------------------                          ------------------
===========================================
======================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON
   Allen Holding Inc.
-----------------------------------------------------------------
1  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[ ]
                                                      (b)[x]
-----------------------------------------------------------------
3  SEC USE ONLY

-----------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH
-----------------------------------------------------------------
5  SOLE VOTING POWER
          0
-----------------------------------------------------------------
6  SHARED VOTING POWER
          0
-----------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
          0
-----------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
          0
-----------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                    [x]
-----------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          8.7%
-----------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
        HC
===========================================
======================

                                SCHEDULE 13G
-------------------                       -----------------
CUSIP No. 254590102                       Page 3 of 6 Pages
-------------------                       -----------------
===========================================
======================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON
   Allen & Company Incorporated
-----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [ ]
                                                       (b)  [x]
-----------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH
-----------------------------------------------------------------
5  SOLE VOTING POWER
502,162 (Includes 151,335 Class A Warrants and 85,912 additional Warrants)
-----------------------------------------------------------------
6  SHARED VOTING POWER
            0
----------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
502,162 (Includes 151,335 Class A Warrants and 85,912 additional Warrants)
-----------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
            0
-----------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
502,162 (Includes 151,335 Class A Warrants and 85,912 additional Warrants)
-----------------------------------------------------------------
1   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*     [ ]
-----------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          8.7%
-----------------------------------------------------------------
12  TYPE OF REPORTING PERSON* -    BD; CO
===========================================
======================

                                               Page 4 of 6 Pages
                               SCHEDULE 13G
Item 1.
          (a)  Name of Issuer:

               Disc Graphics, Inc.

          (b)  Address of Issuer's Principal Executive Office:

               10 Gilpin Avenue
               Hauppauge, NY 11788

Item 2.   Name of Person Filing

          (a)  Name of Person Filing:

               Allen & Company Incorporated ("ACI")
               Allen Holding Inc.("AHI")

          (b)  Address of Principal Office:

               711 Fifth Avenue
               New York, New York 10022

(c) Citizenship/Organization:

               ACI - New York
               AHI - Delaware

          (d)  Title Class of Securities:

               Common Stock, par value $.01 per share

          (e)  CUSIP Number:  254590102

Item 3. If Statement is filed pursuant to Rules 13(d)-1(b) or13d-2(b), check whether Person Filing is a

          (a) [X] ACI is a Broker-Dealer registered under Section 15 of the Act.
          (g) [X] AHI is a parent holding company in accordance with Rule 13d-1(b)(ii)(G).

                                             Page 5 of 6 Pages

Item 4.   Ownership.

          (a)  Amount Beneficially Owned:
               502,162 shares of Common Stock (1)(2)

          (b)  Percent of Class:  8.7%

          (c)  Number of Shares to Which Such Person Has:
                 (i)   Sole voting power - 502,162 shares of
                                           Common Stock (1)(2)
                (ii)   Shared voting power -  0
               (iii)   Sole dispositive power -502,162 shares of
                                              Common Stock(1)(2)
                (iv)   Shared dispositive power - 0

Item 5.   Ownership of Five Percent or Less of a Class.
          Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf ofAnother Person. Not Applicable.

Item 7.   Identification and Classification of Members of theSubsidiary
Which Acquired the Securities Being Reported       on by the Parent
Holding Company.
          Not Applicable.

Item 8.   Identification and Classification of Members of theGroup.
          Not Applicable.

Item 9.   Notice of Dissolution of Group.
          Not Applicable.

---------------------
(1) Includes 151,335 Class A Warrants and Warrants to purchase an additional 85,912 shares of Common Stock.
(2) Includes 264,915 shares of Common Stock and 151,335 Class A Warrants held in ACI's market maker account.

                                             Page 5 of 6 Pages


Item 10.  Certification.


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                               Page 6 of 6 Pages


Signature: After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1999


ALLEN & COMPANY INCORPORATED


By:---------------------------
Name:  Gaetano J. Casillo
Title: Vice President


ALLEN HOLDING INC.


By:---------------------------
Name:  Gaetano J. Casillo
Title: Vice President



134818

                                            Page 6 of 6 Pages


Signature: After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1999


ALLEN & COMPANY INCORPORATED

       /x/ Gaetano J. Casillo
By:-----------------------------
Name:  Gaetano J. Casillo
Title: Vice President


ALLEN HOLDING INC.

       /x/ Gaetano J. Casillo
By:----------------------------
Name:  Gaetano J. Casillo
Title: Vice President




134818

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